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Published: 22:03 03.03.2008 GMT+1 /HUGIN /Source: Stolt-Nielsen S.A. /OSE: SNI
/ISIN: LU0081746793

Stolt-Nielsen S.A. Takes Delivery of M/T Stolt Sagaland from Aker Yards, Floro in Norway

London, England - March 3, 2008 - Stolt-Nielsen S.A. (SNSA) (Oslo Bors: SNI) today announced that the company took delivery of M/T Stolt Sagaland from Aker Yards, Floro in Norway at 21:00 hours on February 28, 2008.

M/T Stolt Sagaland is the first of a series of six ships ordered from Aker Yards, Floro. She is 44,044 metric tons deadweight on summer draft of 11.85 metres, with length overall of 182.72 metres and a beam of 32.2 metres. She has 44,500 cubic metres capacity in her 39 cargo tanks (24 stainless steel and 15 coated tanks).

Commenting on the delivery, Mr. Hans Feringa, President of Stolt Tankers & Terminals, said:

"M/T Stolt Sagaland is constructed to underscore Stolt's continued commitment to provide our customers with high quality assets that will ensure safe and reliable transportation service."

Contacts:

      Jan Chr. Engelhardtsen
      U.K. +44 (0) 20 7611 8972
      j.engelhardtsen@stolt.com

      Jens F. Gruner-Hegge
      U.K. +44 (0) 20 7611 8985
      j.gruner-hegge@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its divisions Stolt Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon and caviar.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.